Exhibit 99.1

Sinovac Schedules 2012 Annual Meeting of Shareholders

BEIJING, July 16, 2012 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (SVA), a leading developer and provider of vaccines in China, announced today that it will hold its 2012 Annual Meeting of Shareholders on Wednesday, August 22, 2012 at 9:00 a.m. Beijing Time. The meeting will be held concurrently at No. 39 Shangdi Xi Road, Haidian District, Beijing, PRC and at No. 6 Temple Street, St. John's, Antigua. All shareholders of record as of July 5, 2012 will be eligible to vote and are invited to attend.

The primary agenda of the meeting is to approve the re-election of Weidong Yin, Yuk Lam Lo, Simon Anderson, Kenneth Lee and Meng Mei as the Company's directors until the next annual meeting of shareholders and or until their successors are duly elected; approve the audited consolidated financial statements of the Company for the financial year ended December 31, 2011 together with the Report of Independent Registered Public Accounting Firm thereon and the notes thereto; approve the appointment of Ernst & Young LLP as the independent auditor of the Company for the fiscal year ending December 31, 2012 and to authorize the directors of the Company to fix such independent auditor's remuneration; approve the Sinovac Biotech Ltd. 2012 Share Incentive Plan and the authorization for the issuance of 4,000,000 common shares under such plan; and approve the amendment to Section 7.5 of the Company's by-laws in order to lower the quorum of shareholders' meetings from 50%half to 33 1/3% one-third percent of common shares outstanding.

Sinovac's 2011 annual report and proxy statements, including the Notice of the 2012 Annual General Meeting, are available on the Company's website: http://www.sinovac.com.cn/en/?optionid=751.

Shareholders of the Company may receive a hard copy of 20-F free of charge upon request. Such request can be made by sending an e-mail to ir@sinovac.com, along with complete contact details and a mailing address.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu) and H1N1 influenza (swine flu), as well as animal rabies vaccine for canines. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for Enterovirus71 (against hand, foot and mouth disease), pneumococcal conjugate, pneumococcal polysaccharides, mumps and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will,""expects,""anticipates,""future,""intends,""plans,""believes,""estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee

Sinovac Biotech Ltd.

Tel: +86-10-8279-9871/9659

Fax: +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington

The Ruth Group

Tel: +1-646-536-7017

Email: scarrington@theruthgroup.com

Media

Victoria Aguiar

The Ruth Group

Tel: +1-646-536-7013

Email: vaguiar@theruthgroup.com